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EXHIBIT 3.1

AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION

The amendments to the Company's Certificate of Incorporation shall add new Articles IX, X and XI as follows:

         "Article IX: Number of Directors: The number of directors of the Corporation shall be seven.

         Article X: Classified Board of Directors: The directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of this Certificate of Incorporation or any resolution or resolutions providing for the issuance of any such series of stock adopted by the Board of Directors, shall be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the Corporation following the adoption of this amendment of this Certificate; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following this amendment of this Certificate; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders following the adoption of this amendment of this Certificate. Each director in each such class shall hold office until his or her successor is duly elected and qualified or until his earlier death, disability, resignation or removal. At each annual meeting of stockholders beginning with the first annual meeting of stockholders following the adoption of this amendment of this Certificate, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their election, with each director in each such class to hold office until his or her successor is duly elected and qualified or until his earlier death, disability, resignation or removal.

         Article XI: Vacancies. If any seat on the Board becomes vacant during its initial term following the 1997 Annual Meeting, such vacancy shall be filled as follows: (i) in the case of Class III Directors, or their successors, by the vote of a majority of the remaining Class III Directors, (ii) in the case of the Class II Directors or Designee "A" of the Class I Directors, or their successors (all such Directors being referred to as the "Independent Directors"), by the vote of a majority of the remaining Independent Directors, and (iii) in the case of Designee "B" of the Class I Directors, or his successors, by May Davis Group, Inc., Owen May, Dibo Attar, Dennis E. Sal, Davstar II Mdg. Investments Corp. N.V., Jasminville Corp., N.V., Celestial Dreams Corp. N.V., Eaglehurst Corp. N.V., Signal Hill N.V., Wellington Corp. N.V. and Ganaterra Corp. N.V., so long as such person is not an officer or employee of May Davis Group, Inc. and is reasonably acceptable to the Board."